Exhibit 99.1

Atlantica Announces an Agreement to Acquire a 49% Interest in a 596 MW Wind Portfolio in the US

April 8, 2021 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica”), the sustainable infrastructure company that owns a diversified portfolio of contracted assets in the energy and environment sectors, announced today that it has reached an agreement to acquire a 49% interest in a 596 MW portfolio of four wind assets located in Illinois, Texas, Oregon and Minnesota.

Atlantica’s initial investment is expected to be approximately $196.51 million. The  transaction price represents an Enterprise Value2 / EBITDA3 multiple of approximately 5.9 times. The portfolio has no debt as of today and Atlantica expects to potentially raise non-recourse debt in the future in order to reduce the investment.

The assets have PPAs with investment grade off-takers with 5 years average remaining contract life and have demonstrated proven operational track record. Pro-forma including this acquisition, Atlantica’s portfolio average contract life is 16 years as of March 31, 2021. Closing is expected to take place in the third quarter of 2021 and is subject to customary conditions and regulatory approvals.

Santiago Seage, Atlantica’s CEO, said: “This investment, which should be highly accretive to Atlantica, increases and diversifies our presence in North America, while it allows us to continue delivering on our ESG commitments. These assets present significant repowering opportunities and will offer a substantial value post PPA.”

(1) Subject to certain price adjustments.
(2) Entreprise Value is defined as the expected investment divided by  the 49% equity interest agreed to be acquired.
(3) EBITDA is calculated as profit/(loss) of the portfolio for the year 2020 after adding back depreciation, amortization and impairment charges (see reconciliation on page 4).

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release including, without limitation, those regarding timing of completion, size of investment, enterprise value, and conditions to completion. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated above, include those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our annual report filed for the fiscal year ended December 31, 2020 filed on Form 20-F. Atlantica undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including EBITDA. Non-GAAP financial measures are not measurements of performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including EBITDA) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and EBITDA does not reflect any cash requirements that would be required for such replacements;

•	the fact that other companies in our industry may calculate EBITDA differently than we do, which limits their usefulness as comparative measures.

EBITDA is calculated as profit/(loss) of the portfolio for the year 2020 after adding back depreciation, amortization and impairment charges.

Our management believes EBITDA is useful to investors and other users of our financial statements in evaluating the operating performance of assets because it provides them with an additional tool to compare business performance across companies and across periods. EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management uses EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

Appendix Table:

The following table provides a reconciliation of EBITDA to Net Income of the assets Atlantica has agreed to acquire:

($ in millions)	2020[4]
Net Income	33.0
Depreciation and amortization	35.2
EBITDA	68.2

About Atlantica

Atlantica is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465

(4) Based on Unaudited Financial Statements for the year ended December 31, 2020, presented on a 100% basis.